UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)*

INSTITUTIONAL FINANCIAL MARKETS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45779L 107

(CUSIP Number)

Daniel G. Cohen

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45779L 107

1	NAME OF REPORTING PERSON Daniel G. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) SC; PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,686,699
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,486,699*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,686,699**
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

*	Does not include 200,000 restricted shares of the Issuer’s common stock (“Restricted Shares”). The restrictions on the Restricted Shares expire with respect to 100,000 of the Restricted Shares on December 31, 2013 and with respect to the remaining 100,000 of the Restricted Shares on December 31, 2014, in each case, so long as Mr. Cohen is then employed by the Issuer or any of its subsidiaries.
**	Includes 4,983,557 units of membership interest in the Operating Company (as defined below) owned by the reporting person which may be redeemed for, at the Issuer’s option, either cash or shares of the Issuer’s common stock.

This Amendment No. 2 to Schedule 13D is filed to amend Items 3, 4, 5, 6 and 7 of the Schedule 13D filed with the Securities and Exchange Commission on June 17, 2011, as amended by the Schedule 13D/A filed with the Securities and Exchange Commission on January 17, 2013.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented as follows:

Daniel G. Cohen (the “Reporting Person”) expects that, upon the closing of the transactions contemplated by the Purchase Agreement (as defined in Item 4 below), the source of funds for payment of the Shares (as defined in Item 4 below) and the Note (as defined in Item 4 below) will be personal funds.

Item 4.	Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

IFMI, LLC (the “Operating Company”) is a majority owned subsidiary of Institutional Financial Markets, Inc. (the “Issuer”).

On May 9, 2013, Cohen Bros. Financial, LLC, a subsidiary of which the Reporting Person is the sole member (“CBF”), entered into a Securities Purchase Agreement (“Purchase Agreement”) with the Issuer to purchase: (i) 800,000 newly issued shares (“Shares”) of the Issuer’s common stock, par value $0.001 per share (“Common Stock”), at $2.00 per share for an aggregate amount of $1,600,000; and (ii) a convertible promissory note (“Note”) in the aggregate principal amount of $2,400,000 which is convertible into 800,000 shares of Common Stock at $3.00 per share, subject to certain customary anti-dilution adjustments. CBF has the right to, and may, assign its rights and obligations under the Purchase Agreement to its and the Reporting Person’s controlled affiliates, principals and certain family members.

The Purchase Agreement is incorporated herein as Exhibit 1, and the description of the Purchase Agreement contained herein is qualified in its entirety by reference to such Exhibit 1.

Also on May 9, 2013, CBF entered into a Preferred Stock Exchange Agreement (the “Exchange Agreement”), between the Issuer and CBF, pursuant to which CBF exchanged with the Issuer 4,983,557 shares of Series D Voting Non-Convertible Preferred Stock of the Issuer (collectively, the “Series D Shares”), representing all of the issued and outstanding Series D Shares, for 4,983,557 newly issued shares of Series E Voting Non-Convertible Preferred Stock of the Issuer (collectively, the “Series E Shares”).

The Series D Shares and the Series E Shares have substantially identical rights, preferences, privileges and restrictions other than with respect to the timing of the Issuer’s obligation to redeem the such shares. The terms of the Series E Shares provide that, if the Issuer causes the redemption of or otherwise acquires any of the DGC Units (as defined in Item 6 below) owned by the Reporting Person as of May 9, 2013 (or by certain permitted transferees thereafter), then the Issuer will redeem an equal number of Series E Shares. Pursuant to the Exchange Agreement, the Series D Preferred Stock was cancelled and the Reporting Person and CBF are no longer restricted from exercising the Redemption Right.

The Exchange Agreement is incorporated herein as Exhibit 2, and the description of the Exchange Agreement contained herein is qualified in its entirety by reference to such Exhibit 2.

In connection with the Issuer’s entering into the Exchange Agreement, the Institutional Financial Markets, Inc. Articles Supplementary Series E Voting Non-Convertible Preferred Stock (the “Series E Articles Supplementary”) were filed with the State Department of Assessments and Taxation of the State of Maryland and became effective on May 9, 2013.

The Series E Articles Supplementary are incorporated herein as Exhibit 3 and the description of the Series E Shares contained herein is qualified in its entirety by reference to such Exhibit 3.

Reference is made to that certain Securities Purchase Agreement, dated May 9, 2013 (the “MP Purchase Agreement”), by and among the Issuer, Mead Park Capital Partners LLC (the “MP Buyer”) and Mead Park Holdings, LP, whereby the Issuer has agreed to issue and to sell to the MP Buyer, (i) 1,949,167 newly issued shares (the “MP Common Shares”) of Common Stock, at $2.00 per share for an aggregate amount of $3,898,334; and (ii) a convertible promissory note (the “MP Note”) in the aggregate principal amount of $5,847,501 which is convertible into 1,949,167 shares of Common Stock at $3.00 per share, subject to certain customary anti-dilution adjustments.

In connection with the transactions contemplated by the Purchase Agreements, the Reporting Person entered into a Voting Agreement (the “Voting Agreement”) with the Issuer. Pursuant to the Voting Agreement, the Reporting Person agreed to vote at the Issuer’s 2013 annual meeting of stockholders all of his shares of the Issuer’s voting securities owned, or which he has the power to vote, as of the record date of such annual meeting, in favor of (i) the issuance of the MP Common Shares and the shares of Common Stock to be issued upon conversion of the MP Note to the MP Buyer, (ii) the issuance of the Shares and the shares of Common Stock to be issued upon conversion of the Note to CBF, and (iii) the election of Mr. Cohen, Jack DiMaio, Christopher Ricciardi, and five of the Issuer’s current independent directors nominated to stand for election to the Board of Directors. Upon the election of such persons, the Board of Directors would consist of eight persons.

The Voting Agreement is incorporated herein as Exhibit 4 and the description of the Voting Agreement contained herein is qualified in its entirety by reference to full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 4.

The information in Item 3 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The percentages used in the table below and elsewhere herein are based on 12,237,104 shares of Common Stock outstanding as of April 30, 2013, as provided in the Issuer’s Quarterly Report on Form 10-Q for the reporting period ended March 31, 2013 and filed with the Securities and Exchange Commission on May 10, 2013 plus the DGC Units.

Reporting Person	Number of Shares of Common Stock with Sole Voting Power	Number of Shares of Common Stock with Sole Dispositive Power		Number of Shares of Common Stock with Shared Voting and Dispositive Power	Aggregate Number of Shares of Common Stock Beneficially Owned		Percentage of Class Beneficially Owned
Daniel G. Cohen	5,686,699	5,486,699	(1)	—	5,686,699	(2)	33.0%

(1)	Does not include 200,000 Restricted Shares awarded to the Reporting Person under the Amended and Restated 2010 Long-Term Incentive Plan. The restrictions expire with respect to 100,000 of the Restricted shares on December 31, 2013 and with respect to the remaining 100,000 of the Restricted Shares on December 31, 2014, in each case, so long as the Reporting Person is then employed by the Issuer or any of its subsidiaries. Includes 3,250 shares of Common Stock which are pledged by the Reporting Person as security.
(2)	Includes 4,983,557 units of membership interest in the Operating Company owned by the Reporting Person which are redeemable after for, at the Issuer’s option, either cash or shares of the Common Stock.

(c) Except as set forth in Item 4 above, there have been no transactions by the Reporting Person in shares of Common Stock during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby supplemented as follows:

The Reporting Person, through CBF, owns 4,983,557 membership units in the Operating Company (the “DGC Units”).

Contemporaneously with the execution of the Purchase Agreement and Exchange Agreement, the Issuer and members of the Operating Company, including CBF, entered into Amendment No. 2 to Amended and Restated Limited Liability Company Agreement (the “LLC Agreement Amendment”), to amend the limited liability company agreement of IFMI (the “LLC Agreement”). The LLC Agreement Amendment provides that, among other things, (i) the Board of Managers of Operating Company (the “Board of Managers”) and the Board of Directors of the Issuer (the “Board of Directors”) shall consist of the same persons; and (ii) the Chairman and Vice Chairman (if any) of the Board of Managers shall be the same persons that are the Chairman and Vice Chairman (if any) of the Board of Directors. In addition, the LLC Agreement Amendment eliminates certain rights of those members of the Operating Company (other than the Issuer) that own at least 10% of the units of the Operating Company, including CBF (collectively, such members are “Designated Non-Parent Members”), and provides for the expiration of certain rights of the Designated Non-Parent Members that continue under the LLC Agreement Amendment. In this regard, the LLC Agreement Amendment provides that, until January 3, 2016, the Operating Company shall not, without receiving advance approval by the Issuer and a majority vote of the Designated Non-Parent Members take or permit to be taken any of the following actions: (a) enter into or suffer a transaction constituting a “Company Change of Control” (as defined in the LLC Agreement); (b) further amend the Certificate of Formation of the Operating Company if such amendment adversely affects the Designated Non-Parent Members; or (c) adopt any Operating Company plan of liquidation or dissolution, or file a certificate of dissolution to dissolve the Operating Company; provided, however, in the case of actions set forth in (a) and (c) above, approval by a majority vote of the Designated Non-Parent Members is not required if the gross cash proceeds received in connection with such action by the sole Designated Non-Parent Member as of May 9, 2013 equal or exceed $6.00 per unit of the Operating Company and share of Common Stock (as appropriately adjusted in certain circumstances) held by such sole Designated Non-Parent Member at the time of such action.

The LLC Agreement Amendment is incorporated herein as Exhibit 5 and the description of the LLC Agreement Amendment contained herein is qualified in its entirety by reference to such Exhibit 5.

The information in Item 4 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Securities Purchase Agreement, dated as of May 9, 2013, by and between Institutional Financial Markets, Inc. and Cohen Bros. Financial, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2013).

2	Preferred Stock Exchange Agreement, by and between Institutional Financial Markets, Inc., and Cohen Bros. Financial, LLC, dated May 9, 2013 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 13, 2013).

3	Institutional Financial Markets, Inc. Articles Supplementary Series E Voting Non-Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 13, 2013).

4	Voting Agreement, dated as of May 9, 2013, by and between Institutional Financial Markets, Inc. and Daniel G. Cohen.

5	IFMI, LLC Amended and Restated Limited Liability Company Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2009); as amended by Amendment No. 1 to Amended and Restated Limited Liability Company Agreement of IFMI, LLC, dated June 20, 2011 (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2011) and Amendment No. 2 to Limited Liability Company Agreement of IFMI, LLC, dated May 9, 2013 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2013).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2013

/s/ Daniel G. Cohen
Daniel G. Cohen